Exhibit 4.2

SEMPRA
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

At December 31, 2025, Sempra (“we,” “us” or “our”) had the following two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (“Exchange Act”):
Capital Stock:
▪Common Stock, no par value (the “common stock”)
Debt Securities:
▪5.75% Junior subordinated notes due 2079 (the “notes”)
DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our amended and restated articles of incorporation (as they may be amended from time to time and including any Certificate of Determination of Preferences that has been filed and is then in effect, the “Articles of Incorporation”) and bylaws (as they may be amended from time to time, the “Bylaws”), each of which is an exhibit to the Annual Report on Form 10-K with which this Exhibit 4.2 is filed or incorporated by reference, as well as applicable provisions of California law. We encourage you to read our Articles of Incorporation and Bylaws and applicable provisions of California law for additional information. Our Articles of Incorporation and our Bylaws were most recently amended on May 12, 2023, and our Articles of Incorporation were restated on February 23, 2026.

The total number of shares of all classes of capital stock that Sempra is authorized to issue is 1,175,000,000, of which 1,125,000,000 are shares of common stock and 50,000,000 are shares of preferred stock. Shares of preferred stock may be issued from time to time in one or more series as determined by the Board of Directors. There are no series of preferred stock designated by the Board of Directors as of the date hereof, and we generally use the term “preferred stock” in this exhibit to describe any series of preferred stock that may be designated in the future. No other classes of capital stock are authorized under our Articles of Incorporation.
Common Stock
Dividend Rights
The holders of our common stock are entitled to receive, ratably, such dividends as the Board of Directors may from time to time declare, subject to any rights of holders of outstanding shares of any series of our preferred stock to receive dividends before dividends may be paid on our common stock.
Liquidation Rights
In the event of any liquidation, dissolution or winding up of Sempra, whether voluntary or involuntary, the holders of shares of our common stock are entitled, subject to any rights of the holders of outstanding shares of any series of our preferred stock to receive distributions in such event before any distributions are made to holders of our common stock, to receive, ratably, any of our remaining assets after the discharge of our liabilities.
Voting Rights
Except as otherwise provided by law, each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of our shareholders, subject to the voting rights, if any, of holders of outstanding shares of any series of our preferred stock, which could include the right to vote separately as a class or series, or the right to vote together with the common stock as a single class.

At each annual meeting of our shareholders, directors will be elected to hold office until the next annual meeting of shareholders and until their successors have been elected and qualified or until their earlier resignation or removal. Pursuant to our Bylaws, directors standing for election in an uncontested election (as defined below) will be elected by the affirmative vote of a majority of the shares entitled to vote for them represented and voting at a duly held meeting at which a quorum is present (and such affirmative votes must also represent more than 25% of the outstanding shares entitled to vote in the election of such directors). In any election of directors that is not an uncontested election, the candidates receiving the highest number of affirmative votes of the shares entitled to vote for them, up to the number of directors to be elected by those shares, will be elected and votes against a director and votes withheld will have no effect. The rights of holders of our common stock to elect directors are subject to the voting rights, if any, of holders of outstanding shares of any series of our preferred stock, which could include: (i) voting as a separate class or series, the right to elect one or more directors, or (ii) voting together with our common stock as a single class, the right to vote in the election of directors generally. Our Bylaws define an “uncontested election” as, in general, an election of directors in which the number of candidates for election does not exceed the number of directors to be elected by our shareholders at that election, determined at the times specified in our Bylaws. None of our shareholders may cumulate votes in the election of directors.
Other Rights
Our common stock does not contain any conversion rights or sinking fund or redemption provisions. Holders of our common stock are not entitled to preemptive rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock.
Bylaws
The Board of Directors is expressly authorized to make, amend or repeal the Bylaws, without any action on the part of the shareholders, except as otherwise required by applicable California law, solely by the affirmative vote of at least two-thirds of the authorized number of directors. The Bylaws may also be amended or repealed by the shareholders, by the approval of the outstanding shares (as defined in Section 152 of the General Corporation Law of the State of California) of Sempra.
Listing
Our common stock is listed on the New York Stock Exchange under the trading symbol SRE.
Anti-Takeover Effects of our Articles of Incorporation and Bylaws
Certain provisions of our Articles of Incorporation and Bylaws could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage anyone seeking to acquire control of us to negotiate first with the Board of Directors. However, these provisions could also delay, deter or prevent a change of control or other takeover of our company that our shareholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market prices of our common stock and any outstanding preferred stock, and may also limit the prices that investors are willing to pay in the future for our common stock and any outstanding preferred stock. These provisions may also have the effect of preventing changes in our management. Our Articles of Incorporation and Bylaws include anti-takeover provisions that:
▪authorize the Board of Directors, without a vote or other action by our shareholders, to cause the issuance of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting that series and to establish the rights, preferences, privileges and restrictions of that series, which may include, among other things, dividend and liquidation rights and preferences, rights to convert such shares into common stock, voting rights and other rights which may dilute or otherwise adversely affect the voting or other rights and the economic interests of holders of our common stock or one or more other series of our preferred stock, if any, then outstanding;
▪establish advance notice requirements and procedures for shareholders to submit nominations of candidates for election to the Board of Directors and to propose other business to be brought before a shareholders’ meeting;
▪provide that vacancies in the Board of Directors, including vacancies created by the removal of any director, may be filled by a majority of the directors then in office or by a sole remaining director;
▪provide that no shareholder may cumulate votes in the election of directors, which means that the holders of a majority of our outstanding shares of common stock can elect all directors standing for election by our common shareholders;

▪require that any action to be taken by our shareholders must be taken either (i) at a duly called annual or special meeting of shareholders, or (ii) by the unanimous written consent of all of our shareholders, unless the Board of Directors, by resolution adopted by two-thirds of the authorized number of directors, waives the foregoing provision in any particular circumstance; and
▪require action by shareholders holding not less than 1/10th of the voting power of our capital stock in order for our shareholders to call a special meeting of shareholders.

DESCRIPTION OF DEBT SECURITIES
The following description of the notes is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the subordinated indenture, dated as of June 26, 2019 (the “indenture”), between Sempra and the U.S. Bank National Association, as trustee (the “trustee”). The indenture is an exhibit to the Annual Report on Form 10-K with which this Exhibit 4.2 is filed or incorporated by reference. We encourage you to read the indenture, as supplemented, for additional information.
The notes constitute a separate series of our subordinated debt securities under the indenture and were issued in the aggregate principal amount of $758 million, which remained the aggregate principal amount outstanding as of December 31, 2025.
Maturity
The maturity date of the notes is July 1, 2079. The notes are subject to early redemption at our option as described under “Redemption – Optional Redemption” below.
Interest
The notes bear interest at the rate of 5.75% per year. Subject to our right to defer interest payments as described below, interest on the notes is payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year.
So long as no event of default under the indenture with respect to the notes has occurred and is continuing, we may, at our option, defer interest payments on the notes, from time to time, for one or more deferral periods of up to 40 consecutive quarterly interest payment periods each (each such deferral period, commencing on the interest payment date on which the first such deferred interest payment otherwise would have been made, an “optional deferral period”), except that no such optional deferral period may extend beyond the final maturity date of the notes. In other words, we may declare at our discretion up to a 10-year interest payment moratorium on the notes and we may choose to do that on more than one occasion, except that we cannot begin a new optional deferral period until we have paid all accrued and unpaid interest on the notes from any previous optional deferral period. No interest on the notes will be payable during any optional deferral period unless we elect, at our option, to redeem notes during such optional deferral period, in which case accrued and unpaid interest will be paid on the notes, and only on the notes, being redeemed, or unless the principal of and interest on the notes has been declared due and payable as a result of an event of default under the indenture with respect to the notes, in which case accrued and unpaid interest will be paid on all of the notes. We may elect, at our option, to extend the length of any optional deferral period that is shorter than 40 consecutive quarterly interest payment periods (but not beyond the final maturity date of the notes) and to shorten the length of any optional deferral period.
During any optional deferral period, interest on the notes will continue to accrue at the rate of 5.75% per year and interest on deferred interest will accrue at the rate of 5.75% per year, compounded quarterly, to the extent permitted by applicable law. In addition, during any optional deferral period, we are prohibited from taking certain specified actions as set forth in the indenture, including, subject to certain exceptions and limitations, declaring or paying any dividends or distributions on our capital stock; redeeming, purchasing, acquiring or making a liquidation payment with respect to our capital stock; paying any principal, interest or premium on, or repaying, repurchasing or redeeming, any of our indebtedness that ranks equal with or junior to the notes in right of payment; or making any payments with respect to any guarantees by us of any indebtedness if such guarantees rank equal with or junior to the notes in right of payment.
Redemption
At our option, we may redeem some or all of the notes before their maturity, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus, subject to certain interest payment procedures as set forth in the indenture, accrued and unpaid interest on the notes to be redeemed to the redemption date.
Subordination and Security
The notes are our unsecured obligations. The notes rank junior and subordinate in right of payment to our existing and future Senior Indebtedness (as defined below), to the extent and in the manner described below. At December 31, 2025, we had outstanding Senior Indebtedness of approximately $10 billion. The notes rank equally in right of payment with any existing and future unsecured indebtedness if the terms of such indebtedness provide that it ranks equally with the notes in right of payment.

The notes are effectively subordinated in right of payment to any secured indebtedness that we have or may incur and to all indebtedness and other liabilities of our subsidiaries. At December 31, 2025, we had no outstanding secured indebtedness and our subsidiaries had outstanding total indebtedness and other liabilities owed to unaffiliated third parties of approximately $53 billion.
The notes are subordinated in right of payment to the prior payment in full of all our Senior Indebtedness. This means that upon:
(a)any payment by, or distribution of the assets of, Sempra upon our dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings; or
(b)a failure to pay any interest, principal or other monetary amounts due on any of our Senior Indebtedness when due and continuance of that default beyond any applicable grace period; or
(c)acceleration of the maturity of any Senior Indebtedness as a result of a default;
the holders of all of our Senior Indebtedness will be entitled to receive:
▪in the case of clause (a) above, payment of all amounts due or to become due on all Senior Indebtedness; or
▪in the case of clauses (b) and (c) above, payment of all amounts due on all Senior Indebtedness, before the holders of the notes are entitled to receive any payment. So long as any of the events in clauses (a), (b), or (c) above has occurred and is continuing, any amounts payable or assets distributable on the notes will instead be paid or distributed, as the case may be, directly to the holders of Senior Indebtedness to the extent necessary to pay, in the case of clause (a) above, all amounts due or to become due upon all such Senior Indebtedness, or, in the case of clauses (b) and (c) above, all amounts due on all such Senior Indebtedness, and, if any such payment or distribution is received by the trustee under the indenture or the holders of any of the notes before all Senior Indebtedness due and to become due or due, as applicable, is paid, such payment or distribution must be paid over to the holders of the unpaid Senior Indebtedness. Subject to paying the Senior Indebtedness due and to become due in the case of clause (a) or the Senior Indebtedness due in the case of clauses (b) and (c), the holders of the notes will be subrogated to the rights of the holders of the Senior Indebtedness to receive payments applicable to the Senior Indebtedness until the notes are paid in full.
Neither the notes nor the indenture limit our ability to incur Senior Indebtedness or our or any of our subsidiaries’ ability to incur other secured and unsecured indebtedness or liabilities.
“Senior Indebtedness” means, with respect to the notes, (i) indebtedness of Sempra, whether outstanding at the date of the indenture or incurred, created or assumed after such date, (a) in respect of money borrowed by Sempra (including any financial derivative, hedging or futures contract or similar instrument, to the extent any such item is primarily a financing transaction) and (b) evidenced by debentures, bonds, notes, credit or loan agreements or other similar instruments or agreements issued or entered into by Sempra; (ii) all finance lease obligations of Sempra; (iii) all obligations of Sempra issued or assumed as the deferred purchase price of property, all conditional sale obligations of Sempra and all obligations of Sempra under any title retention agreement (but excluding, for the avoidance of doubt, trade accounts payable arising in the ordinary course of business and long-term purchase obligations); (iv) all obligations of Sempra for the reimbursement of any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction; and (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons for the payment of which Sempra is responsible or liable as obligor, guarantor or otherwise, except for any obligations, instruments or agreements of the type referred to in any of clauses (i) through (v) above that, by the terms of the instruments or agreements creating or evidencing the same or pursuant to which the same is outstanding, are subordinated or equal in right of payment to the notes.
Events of Default
An “event of default” occurs with respect to the notes if:
▪we do not pay any interest on any note when it becomes due and payable and such default continues for 30 days (whether or not such payment is prohibited by the subordination provisions applicable to the notes);
▪we do not pay any principal of or premium, if any, on any note when it becomes due and payable (whether or not such payment is prohibited by the subordination provisions applicable to the notes);
▪we remain in breach of any other covenant or warranty (excluding covenants and warranties solely applicable to one or more other series of subordinated debt securities issued under the indenture) in the indenture or the notes for 60 days after there has been given to us, by registered or certified mail, a written notice of default sent by either the trustee or registered holders of at least 25% of the principal amount of the outstanding notes that specifies the default or breach and requires remedy of the default or breach; or
▪we file for bankruptcy or other specified events of bankruptcy, insolvency, receivership or reorganization occur with respect to us.
No event of default with respect to the notes will necessarily constitute an event of default with respect to the subordinated debt securities of any other series issued under the indenture, and no event of default with respect to any such other series of subordinated debt securities issued under the indenture will necessarily constitute an event of default with respect to the notes.
Under the terms of the indenture, we furnish the trustee with an annual statement as to our compliance with the conditions and covenants in the indenture.
Modification
Without Registered Holder Consent. Without the consent of any registered holders of debt securities outstanding under the indenture, Sempra and the trustee may enter into one or more supplemental indentures to such indenture for any of the following purposes:
▪to evidence the succession of another entity to Sempra;
▪to add one or more covenants for the benefit of the holders of all or any series of debt securities issued under such indenture or to surrender any right or power conferred upon Sempra;
▪to add any additional events of default for all or any series of debt securities issued under such indenture;
▪to add or change any of the provisions of such indenture to the extent necessary to permit or facilitate the issuance of debt securities in bearer form or to facilitate the issuance of debt securities in uncertificated form;
▪to change or eliminate any provision of such indenture so long as the change or elimination does not apply to any debt securities entitled to the benefit of such provision or to add any new provision to such indenture provided that any such addition does not apply to any outstanding debt securities issued under such indenture;
▪to provide security for the debt securities of any series issued under such indenture;
▪to establish the form or terms of debt securities of any series issued under such indenture, as permitted by such indenture;
▪to evidence and provide for the acceptance of appointment of a separate or successor trustee;
▪to cure any ambiguity, defect or inconsistency, or to make any other changes that do not adversely affect the interests of the holders of debt securities of any series under such indenture in any material respect; or
▪in the case of subordinated debt of any series, to conform the terms of such debt securities, any officers’ certificate or supplemental indenture establishing the form or terms of such debt securities or, insofar as relates to such debt securities, the subordinated indenture to any terms set forth in the description of such debt securities appearing in the offering memorandum, prospectus supplement, free writing prospectus or other like offering document relating to the initial offering of the debt securities.

With Registered Holder Consent. Subject to the following sentence, Sempra and the trustee may, with some exceptions, amend or modify the indenture with the consent of the registered holders of a majority in principal amount of the debt securities of each series affected by the amendment or modification. However, no amendment or modification may, without the consent of the registered holder of each outstanding debt security affected thereby:
▪change the stated maturity of the principal, premium (if any) or interest on any debt security or reduce the principal amount, interest or premium payable or change any place of payment where or the currency in which any debt security is payable, or impair the right to bring suit to enforce any payment, or, if Sempra has the right to extend or defer the payment of interest on such debt security, to increase the maximum time period of any such extension or deferral or increase the maximum number of times Sempra may extend or defer any such interest payment;
▪reduce the percentages of registered holders whose consent is required for any supplemental indenture or waiver;
▪make certain modifications to certain provisions in the indenture relating to supplemental indentures and waivers of certain covenants and past defaults; or

▪modify, delete or supplement any of the subordination provisions or the definition of Senior Indebtedness applicable to the subordinated debt securities of any series then outstanding in a manner adverse to the holders of such subordinated debt securities.
Consolidation, Merger or Conveyance of Assets
We have agreed not to consolidate or merge with or into any other entity, or to sell, transfer, lease or otherwise convey our properties and assets as an entirety or substantially as an entirety to any entity, unless:
▪(i) in the case of a merger, we are the continuing entity, or (ii) the successor entity formed by such consolidation or into which we are merged or which acquires by sale, transfer, lease or other conveyance our properties and assets as an entirety or substantially as an entirety, is a corporation organized and existing under the laws of the United States of America or any State thereof or the District of Columbia and expressly assumes, by supplemental indenture, the due and punctual payment of the principal, premium (if any) and interest on all of the notes outstanding under the indenture and the performance of every obligation in the indenture and the notes to be performed by us; and
▪immediately after giving effect to the transaction, no event of default, and no event which after notice or lapse of time or both would become an event of default under the indenture, has or will have occurred and be continuing.
Defeasance, Satisfaction and Discharge
The indenture provides that we may, upon satisfying several conditions, be discharged from our obligations, with some exceptions, with respect to the notes, which we refer to as “defeasance”. One such condition is the irrevocable deposit with the trustee, in trust, of money and/or government obligations which, through the scheduled payment of principal and interest on those obligations, would provide sufficient moneys to pay the principal of and any premium and interest on the notes on the maturity dates of the payments or upon redemption. In addition, we would be required to deliver an opinion of counsel to the effect that a holder of the notes would not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and would be subject to federal income tax on the same amounts, at the same times and in the same manner as if that defeasance had not occurred. The opinion of counsel must be based upon a ruling of the Internal Revenue Service or a change in law after the date of the indenture.
The indenture will cease to be of further effect with respect to the notes, and we will be deemed to have satisfied and discharged all of our obligations under the indenture with respect to the notes, except as noted below, when all outstanding notes have become due or will become due within one year at their stated maturity or on a redemption date and we have deposited with the trustee, in trust, funds that are sufficient to pay and discharge all remaining indebtedness on the notes. We will remain obligated to pay all other amounts due under the indenture and to perform certain ministerial tasks as described in the indenture.
Other Rights
The notes do not contain any conversion rights or sinking fund provisions.
Trustee
U.S. Bank National Association is the trustee under the indenture governing the notes. U.S. Bank National Association is a national banking association that provides trust services and acts as indenture trustee for numerous corporate securities issuances, including for other series of notes of which we or our affiliates are the issuer. In addition, affiliates of U.S. Bank National Association may perform various commercial banking and investment banking services for us and our subsidiaries from time to time in the ordinary course of business.
Listing
The notes are listed on the New York Stock Exchange under the trading symbol “SREA.”